UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
___________________________________________
Coupa Software Incorporated
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title and Class of Securities)

22266L106
(CUSIP Number)

Laura Baxter-Simons
Meritage Group LP
One Ferry Building, Suite 375
San Francisco, CA 94111
(415) 399-5330

Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 3, 2023
(Date of Event Which Requires Filing of Statement)
___________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 22266L106

(1)	Name of Reporting Persons: MWG GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO, HC

Schedule 13D

CUSIP No. 22266L106

(1)	Name of Reporting Persons: Meritage Group LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): IA, PN

Schedule 13D

CUSIP No. 22266L106

(1)	Name of Reporting Persons: Meritage Fund LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO

AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by MWG GP LLC (“MWG GP”), Meritage Group LP (“Meritage Group”), and Meritage Fund LLC (“Meritage Fund”) (collectively, the “Reporting Persons”) on December 1, 2022. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.
(c) Transactions in securities of the Issuer by or on behalf of the Meritage Clients during the past 60 days are set forth in Schedule A, which is incorporated herein by reference.
(d) The disclosure regarding the relationships among the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D were directly held by Meritage Clients, each of which is an investment management client of Meritage Group. No Meritage Client directly holds more than 5% of the Issuer’s outstanding shares of Common Stock. The limited partners of (or investors in) each of the Meritage Clients had the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock that were held for the accounts of their respective Meritage Clients in accordance with their respective limited partnership interests (or investment percentages) in their respective Meritage Clients.
(e) As of January 3, 2023, all of the Reporting Persons ceased to be the beneficial owner of more than five percent of any class of securities of the Issuer.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of January 4, 2023

MWG GP LLC

By:	/s/ Mark Mindich
Name:	Mark Mindich
Title:	Chief Operating Officer

MERITAGE GROUP LP By: MWG GP LLC, its general partner

By:	/s/ Mark Mindich
Name:	Mark Mindich
Title:	Chief Operating Officer

MERITAGE FUND LLC

By:	/s/ Mark Mindich
Name:	Mark Mindich
Title:	Chief Operating Officer

Schedule A

The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by the Meritage Clients, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 4, 2023. All such transactions were sales of shares of Common Stock effected in the open market through brokers, and the table excludes commissions paid in per share prices.

Trade Date	Amount Purchased/(Sold)	Price
12/15/2022	(125,000) (1)	78.67
12/16/2022	(60,000) (2)	78.6993	(3)
12/19/2022	(57,741) (4)	78.6291	(5)
12/20/2022	(20,400) (6)	78.6080	(7)
12/21/2022	(3,710) (8)	78.6513	(9)
12/22/2022	(127,300) (10)	78.4599	(11)
12/23/2022	(34,828) (12)	78.4009	(13)
12/27/2022	(100,000) (14)	78.528	(15)
12/28/2022	(200,000) (16)	78.7167	(17)
01/03/2023	(902,504) (18)	78.6746	(19)
01/04/2023	(2,750,000) (20)	78.6749	(21)

(1) Of the 125,000 shares of Common Stock sold, 116,983 shares of Common Stock were sold for the account of Meritage Fund.
(2) Of the 60,000 shares of Common Stock sold, 56,154 shares of Common Stock were sold for the account of Meritage Fund.
(3) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $78.66 to $78.77, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (3), (5), (7), (9), (11), (13), (15), (17) and (19).
(4) Of the 57,741 shares of Common Stock sold, 54,039 shares of Common Stock were sold for the account of Meritage Fund.
(5) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $78.55 to $78.705, inclusive.
(6) Of the 20,400 shares of Common Stock sold, 19,092 shares of Common Stock were sold for the account of Meritage Fund.
(7) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $78.57 to $78.615, inclusive.
(8) Of the 3,710 shares of Common Stock sold, 3,472 shares of Common Stock were sold for the account of Meritage Fund.
(9) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $78.60 to $78.6575, inclusive.
(10) Of the 127,300 shares of Common Stock sold, 119,134 shares of Common Stock were sold for the account of Meritage Fund.
(11) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $78.44 to $78.46, inclusive.
(12) Of the 34,828 shares of Common Stock sold, 32,594 shares of Common Stock were sold for the account of Meritage Fund.
(13) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $78.315 to $78.485, inclusive.
(14) Of the 100,000 shares of Common Stock sold, 93,586 shares of Common Stock were sold for the account of Meritage Fund.
(15) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $78.445 to $78.72, inclusive.
(16) Of the 200,000 shares of Common Stock sold, 187,169 shares of Common Stock were sold for the account of Meritage Fund.
(17) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $78.635 to $78.74, inclusive.
(18) Of the 902,504 shares of Common Stock sold, 822,808 shares of Common Stock were sold for the account of Meritage Fund.
(19) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $78.60 to $78.715, inclusive.
(20) Of the 2,750,000 shares of Common Stock sold, 2,507,159 shares of Common Stock were sold for the account of Meritage Fund.
(21) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $78.65 to $78.78, inclusive.